Exhibit (a)(5)(iii)

Memo
March 8, 2004
To:	All Associates
From:	John Haley
Subject:	Share Repurchase

As you will see in the attached press release, the Board of Directors has authorized a repurchase of up to $85 million in Watson Wyatt stock from existing investors.

Despite the difficult economic environment of the past two years, through effective financial management, we have steadily improved our balance sheet and generated significant additional capital. Our current financial strength allows us to be able to continue to invest in our future while at the same time returning some capital to our shareholders through a share repurchase.

The attached Q&A document provides more information on the repurchase offer. There are a few major points I would like to emphasize:

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  This transaction is largely a capital structure decision—buying stock and putting it into treasury for a variety of possible future uses, including possible acquisitions. The repurchase returns cash to shareholders and acquires stock for that cash.

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  The share repurchase is consistent with our Horizon strategy—it in no way precludes future acquisitions.

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  Associates, other than to the extent that they own shares of Watson Wyatt stock, will not be affected by this transaction.

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  The transaction is intended to benefit all shareholders—those who take advantage of the offer are able to cash out under favorable conditions and those who continue as ongoing shareholders will benefit from a greater interest in the Company's future earnings.

Please see the attached press release and our filings with the SEC (which can be accessed through our website at http://www.irconnect.com/ww/pages/sec-filings.html) for more details on this transaction.

Q:
Why did we decide to do a share repurchase versus other types of transactions?

A:
There are at least three possible uses of the Company's cash: acquisitions, dividends and share repurchases. While we continue our process of looking at future acquisitions, we do not at this time have any imminent acquisitions that meet our criteria. In any event, we believe that we will have sufficient resources and financial strength if the right acquisition should materialize. A dividend may also be considered in the future; however, dividends are distributions made from future cash flows rather than from existing cash balances. The share repurchase is an effective use of our existing cash balances of over $130M.

Q:
What are the pros and cons of a share repurchase?

A:
By reducing the number of shares outstanding we spread our existing earnings over a fewer number of shares and increase our earnings per share. We accomplish this at relatively low cost since we are earning only a modest return on the investment of our cash balances. A share repurchase is a one-time transaction that also provides significant future flexibility. Unlike a regular dividend, which is paid year after year, we are not committed to additional repurchases in the future. By purchasing shares and putting them in our treasury, these shares are available for future acquisitions. We believe this also signals to the market that our own stock is a better investment than other possible uses of the cash we are holding.

  On the negative side, the number of shares outstanding will decrease, which may reduce investors' ability to buy and sell our stock in large quantities without affecting the market price.

Q:
Why can't we use the money to pay additional bonuses and salaries?

A:
The cash that is being used for the share repurchase represents previous earnings that belong to the shareholders. The share repurchase is a financial transaction that has no effect on current year profit and loss. By contrast, any increase in compensation represents an increased expense, which would reduce earnings. As a pay-for-performance firm, bonuses are tied to our operating performance, not to changes in our capital position.

  We have worked hard to develop a compensation structure that balances shareholder and employee needs. Employees receive annual salary increases and bonuses, while additional cash generated belonging to shareholders has accumulated on the balance sheet. This transaction returns some of that cash to shareholders while increasing earnings per share.

Q:
What is a modified Dutch Auction tender offer?

A:
The mechanism we will use to conduct the repurchase is called a modified Dutch Auction tender offer. We will set a price range and shareholders will decide how many shares, if any, they wish to offer and at what price within that range. After the expiration of the offer, Watson Wyatt will determine the final purchase price within the range and all shareholders that tendered shares at or below that price will receive the final purchase price, with exceptions as detailed in the tender offer document. The document describing the transaction will be available to shareholders and filed with the Securities and Exchange Commission.

Q:
Can associates participate in the tender offer?

A:
Yes, all associates who own shares can participate in the offer. This includes our directors and executive officers and all other associates identified as insiders for purposes of our "black out" periods, as per the Company's insider trading policy. Shares currently under management lock-up agreement will not be eligible for the repurchase under the tender offer. ESPP shares can also be tendered provided they have satisfied the three-month holding period requirement of the plan.

  Associate shareholders should also consider stock ownership guidelines for their respective bands in deciding how to respond to this tender offer.

  Associates who own stock are urged to carefully read the offer to purchase and other documents to be filed with the SEC prior to making any decision with respect to the offer. You are also urged to review the tax section of the tender offer document and consult your tax advisor to determine the particular tax consequences to you of selling any shares in the tender offer, including applicability and effect of state, local, foreign and other tax laws.

Q:
Are there any fees incurred for shareholders who participate in the share repurchase offer?

A:
Generally, no commissions or other fees will be incurred for shareholders who tender their shares. However, if your shares are held with a broker, please check with that firm. For registered shareholders more information can be obtained by calling our Information Agent, MacKenzie Partners, Inc. at 1-800-322-2885.

  This employee communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Watson Wyatt & Company Holdings stock. The tender offer will only be made pursuant to the offer to purchase and related materials that Watson Wyatt will be distributing to its shareholders. Shareholders and investors should read carefully the offer to purchase and related materials because they contain important information. Shareholders and investors may obtain a free copy of the offer to purchase and other documents that Watson Wyatt has filed with the Securities and Exchange Commission at the Commission's website at www.sec.gov or from the information agent, MacKenzie Partners, Inc. at telephone number 1-800-322-2885. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.